FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of March, 2014

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

MAX Resource Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

March 28, 2014

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on March 28, 2014

Item 4.

Summary of Material Change

See attached copy of the March 28, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the March 28, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

March 28, 2014

March 28, 2014

TSX-V: MXR

OTC BB: MXROF

Frankfurt: M1D

News Release

MAX closes Private Placement for $316,000

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has closed its previously announced non-brokered private placement, which has been increased to 6,320,000 units at a price of $0.05 per unit for gross proceeds of $316,000.   Each unit will be comprised of one common share and one warrant, with each warrant entitling the holder to purchase an additional common share at an exercise price of $0.12 per share until March 26, 2016.  If at any time prior to the expiry date of the warrants, the closing price of the common shares of MAX on the TSX Venture Exchange is equal to or greater than $0.25 for 30 consecutive days, then MAX may elect to provide notice to the warrant holders that the warrants will expire at 4:00 p.m. (PST) on the date that is 30 days from the date of the notice, following which all unexercised warrants will be null and void.  The shares and any shares acquired on the exercise of warrants will be subject to a hold period expiring on July 27, 2014.

Finder’s fees of $7,035 were paid with respect to a portion of this placement along with the issuance of 140,700 finders warrants exercisable at $0.12 until March 26, 2016.

The net proceeds from this private placement will be used to fund drilling planned for this spring at the Company’s Majuba Hill (copper/silver/gold) and East Manhattan Wash (gold) projects in Nevada.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold, silver and copper exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contacts: Leonard MacMillan, Corporate Communication

info@maxresource.com

Phone: 604-637-2140        Toll Free: 1-866-331-5088

or

Paradox Public Relations
info@paradox-pr.ca

Phone: 514-341-0408        Toll Free: 1-866-460-0408

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  March 28, 2014

By:/s/ Stuart Rogers

Stuart Rogers

Director